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                           JIM D. JOHNSTON, ATTORNEY

                                   July 17, 2006



Via Facsimile (202) 772-9217

Gregory S. Belliston
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

  Re:    Northwest Biotherapeutics, Inc.
         Registration Statement on Form S-1
         Filed May 19, 2006
         File No. 333-134320
         (the "REGISTRATION STATEMENT")

Dear Mr. Belliston:

This letter sets forth the response of Northwest Biotherapeutics, Inc. (the "COMPANY") to the comment letter, dated May 25, 2006 of the staff of the Division of Corporate Finance (the "STAFF") to the Registration Statement. For your ease of review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 1 to the Company's Registration Statement (the "AMENDMENT").

1. Your confidential treatment request, for which we sent a comment letter on May 23, 2006, will need to be resolved prior to effectiveness.

Response: On June 30, 2006, the Company filed a supplemental confidential treatment request to respond to the Staff's comment letter. On the same date, the Company also filed an amendment to its Annual Report on Form 10-K for the year ended December 31, 2004, which included a revised Exhibit 10.35, which was the subject of the confidential treatment request. We understand from discussions with you that these actions satisfied the Staff's concerns with respect to the confidential treatment request.

2. We note the filing does not include the signature of your principal financial officer. Please include this signature in an amended Form S-1. If Alton L. Boynton, who is the principal accounting officer, also serves as the principal financial officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Response: Alton L. Boynton serves as both the Company's principal financial and accounting officer. The signature on the Amendment reflects the same.

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                                      - 2 -                        July 17, 2006

                                    * * * * *

Please note that the Amendment also includes updated disclosure necessary to bring forward business developments and other information related to the Company since the initial filing of the Registration Statement on May 19, 2006.

Thank you for your prompt attention to the Amendment. If you have any questions regarding this matter, please do not hesitate to contact the undersigned.

                                         Sincerely,

                                         /s/ Jim D. Johnston

                                         Jim D. Johnston
                                         Attorney


Enclosures

cc:  Alton L. Boynton, President



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